# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LEGEND BIOTECH CORP-ADR, CIK 0001801198
CUSIP: 52490G102
Title of class of securities: ADR
Address of issuer's principal executive offices: 2101 COTTONTAIL LANE, SOMERSET, New Jersey (NJ), 08873
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000080255-24-000753
Filed by CIK 0000080255

## Reporting persons
- T. Rowe Price Associates, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 6,481,031; shared voting power 0; sole dispositive power 6,808,081; shared dispositive power 0; aggregate amount beneficially owned 6,808,023 (3.7% of the class)

## Item 1. Issuer
Name of issuer: LEGEND BIOTECH CORP-ADR
Address of issuer's principal executive offices: 2101 COTTONTAIL LANE, SOMERSET, NJ, 08873

## Item 2. Person Filing
Name of person filing: T. Rowe Price Associates, Inc.
Address of principal business office or, if none, residence: 100 E. Pratt Street, Baltimore, MD 21202
Citizenship: Maryland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 6808023
Percent of class: 3.7
Sole power to vote or to direct the vote: 6481031
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6808081
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

## Signatures
- T. Rowe Price Associates, Inc.: Ellen York, Vice President (02/14/2025)